02018086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAR 0 1 2002
354

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| SEC FILE NUMBER |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

People's Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Wright Building 9th Floor 1000 Lafayette Boulevard
(No. and Street)

Bridgeport, (City) Connecticut (State) 06601-0031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce T. McElwee Controller 203 338-4929
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

3001 Summer Street (Address) Stamford Square (City) Stamford, CT (State) 06905 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Robert V. Rodia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of People's Securities Inc., as of December, 31 2001, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

President

Title

Notary Public

My Commission Expires May 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) A report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

Stamford Square
3001 Summer Street
Stamford, CT 06905

## Independent Auditors' Report on Internal Controls

The Board of Directors
People's Securities, Inc.:

In planning and performing our audit of the financial statements of People's Securities, Inc. (the "Company"), a wholly-owned subsidiary of People's Bank, as of and for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) with respect to: (i) making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (ii) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (iv) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to (i) assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and (ii) assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that (i) assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and (ii) transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness in internal control is a condition in which the design or operation of one or more internal control components does not reduce, to a relatively low level, the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Company's management and Board of Directors, the Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. Our report is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

February 15, 2002

KPMG

# PEOPLE'S SECURITIES, INC.

(a wholly-owned subsidiary of People's Bank)

Financial Statements and
Supplementary Schedules

December 31, 2001

(With Independent Auditors' Report Thereon)

**PEOPLE'S SECURITIES, INC.**
(a wholly-owned subsidiary of People's Bank)

## Table of Contents

KPMG

Stamford Square
3001 Summer Street
Stamford, CT 06905

# Independent Auditors' Report

The Board of Directors
People's Securities, Inc.:

We have audited the accompanying statement of condition of People's Securities, Inc. (a wholly-owned subsidiary of People's Bank) as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of People's Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 15, 2002

**PEOPLE'S SECURITIES, INC.**
(a wholly-owned subsidiary of People's Bank)

Statement of Condition

December 31, 2001

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents (note 3) | $ | 10,207,369 |
| Cash segregated under federal regulations (note 3) | | 7,311,478 |
| Securities available for sale, at fair value (note 4) | | 19,380,293 |
| Receivables from customers (note 5) | | 26,612,843 |
| Receivables from broker and clearing organization | | 2,225,016 |
| Other assets | | 376,109 |
| Total assets | $ | 66,113,108 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities: | | |
| Payables to customers (note 5) | $ | 33,502,169 |
| Due to People's Bank | | 1,500,176 |
| Other liabilities | | 285,407 |
| Total liabilities | | 35,287,752 |
| Stockholder's equity (note 6): | | |
| Common stock (without par value; 5,000 shares authorized; 100 shares issued and outstanding) | | 500,000 |
| Additional paid-in capital | | 5,102,436 |
| Retained earnings | | 25,048,655 |
| Accumulated other comprehensive income (note 4) | | 174,265 |
| Total stockholder's equity | | 30,825,356 |
| Total liabilities and stockholder's equity | $ | 66,113,108 |

See accompanying notes to financial statements.

**PEOPLE'S SECURITIES, INC.**
(a wholly-owned subsidiary of People's Bank)

Statement of Income

Year ended December 31, 2001

| | | |
|---|---|---|
| Revenues: | | |
| Commissions from customer transactions | $ | 12,929,751 |
| Interest income on customer receivables (note 5) | | 1,615,788 |
| Interest income on securities and other earning assets (note 3) | | 1,705,272 |
| Other | | 167,653 |
| Total revenues | | 16,418,464 |
| Expenses: | | |
| Compensation and benefits | | 7,184,157 |
| Data processing and transaction clearing | | 1,329,093 |
| Communications | | 1,085,067 |
| Marketing | | 825,425 |
| Commissions paid to clearing organization | | 780,776 |
| Interest expense (note 5) | | 476,903 |
| Stationery, printing and postage | | 287,605 |
| Other | | 776,124 |
| Total expenses | | 12,745,150 |
| Income before income tax expense | | 3,673,314 |
| Income tax expense (note 2) | | 1,285,660 |
| Net income | $ | 2,387,654 |

See accompanying notes to financial statements.

**PEOPLE'S SECURITIES, INC.**
(a wholly-owned subsidiary of People's Bank)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

| | | Common stock | Additional paid-in capital | Retained earnings | Accumulated other comprehensive income | Total stockholder's equity |
|---|---|---|---|---|---|---|
| Balance at December 31, 2000 | $ | 500,000 | 5,102,436 | 22,661,001 | 12,682 | 28,276,119 |
| Net income | | — | — | 2,387,654 | — | 2,387,654 |
| Increase in net unrealized gain on securities available for sale, net of taxes of $87,005 | | — | — | — | 161,583 | 161,583 |
| Total comprehensive income | | | | | | 2,549,237 |
| Balance at December 31, 2001 | $ | 500,000 | 5,102,436 | 25,048,655 | 174,265 | 30,825,356 |

See accompanying notes to financial statements.

**PEOPLE'S SECURITIES, INC.**
(a wholly-owned subsidiary of People's Bank)

Statement of Cash Flows

Year ended December 31, 2001

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 2,387,654 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Increase in cash segregated under federal regulations | | (5,552,498) |
| Decrease in receivables from customers | | 6,176,454 |
| Increase in receivables from broker and clearing organization | | (1,344,697) |
| Increase in payables to customers | | 522,827 |
| Decrease in due to People's Bank | | (151,164) |
| Changes in other assets and other liabilities, net | | (112,911) |
| Amortization of premiums on securities available for sale, net of accretion of discounts | | 84,463 |
| Net cash provided by operating activities | | 2,010,128 |
| Cash flows from investing activities: | | |
| Purchases of securities available for sale | | (15,961,677) |
| Principal repayments on securities available for sale | | 6,494,567 |
| Net cash used in investing activities | | (9,467,110) |
| Net decrease in cash and cash equivalents | | (7,456,982) |
| Cash and cash equivalents at beginning of year | | 17,664,351 |
| Cash and cash equivalents at end of year | $ | 10,207,369 |
| Supplemental information: | | |
| Interest payments | $ | 476,903 |
| Payments to People's Bank for income taxes | | 1,492,088 |

See accompanying notes to financial statements.

PEOPLE'S SECURITIES, INC.
(a wholly-owned subsidiary of People's Bank)

Notes to Financial Statements

December 31, 2001

## (1) Organization and Nature of Business

People's Securities, Inc. (the "Company") is a brokerage firm and a wholly-owned subsidiary of People's Bank ("People's"). The Company is a member of the National Association of Securities Dealers and is registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934.

The Company is registered in all 50 states and operates through a network of 23 Connecticut-based investment and brokerage offices, all located in People's traditional branches or financial centers. Commission revenues are principally fees charged to customers for buying and selling securities, including mutual funds and annuities. A significant portion of customer transactions are conducted online using the Internet.

## (2) Summary of Significant Accounting Policies

*Basis of Financial Statement Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

For purposes of reporting cash flows, cash and cash equivalents include highly liquid instruments (such as commercial paper) with an original maturity at the date of purchase of three months or less, but exclude cash segregated in a special reserve account under federal regulations. Cash equivalents are carried at amortized cost which approximates fair value.

*Securities Available for Sale*

Statement of Financial Accounting Standards No. 115 requires the classification of securities as either trading account securities, held to maturity securities or available for sale securities. Management determines the classification of securities at the time of purchase. All of the Company's securities at December 31, 2001 were classified as available for sale and reported at estimated fair value. Unrealized gains and losses are reported on an after-tax basis in stockholder's equity as accumulated other comprehensive income or loss.

Premiums are amortized and discounts are accreted to interest income over the remaining period to contractual maturity.

*Commissions*

The Company recognizes commission revenues and expenses on a settlement-date basis, which does not differ significantly from a trade-date basis.

*Intercompany Expense Allocations*

The Company's financial statements reflect allocations of certain occupancy, equipment and personnel-related expenses that are paid on its behalf by People's. Personnel-related allocations include costs applicable to Company employees' participation in the pension and other benefit plans sponsored by People's. In the opinion of management, the expenses allocated to the Company approximate the actual costs incurred.

*Income Taxes*

The Company is included in the consolidated federal and state income tax returns filed by People's. Pursuant to a tax sharing arrangement, People's charges or credits the Company for the portion of the consolidated income tax expense or benefit attributable to the Company's stand-alone operations, based on income for financial reporting purposes. For 2001, income tax expense and the tax effect of unrealized gains and losses on securities available for sale were allocated to the Company using the applicable federal statutory tax rate of 35%, since People's consolidated tax group did not incur a Connecticut income tax liability for the year.

## (3) Cash and Cash Equivalents

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, the Company is required to maintain a segregated special reserve bank account for the exclusive benefit of its customers. This account is maintained at People's and had a balance of $7,311,478 at December 31, 2001.

Additional funds are invested daily in an interest-bearing cash management account administered by People's. Interest income earned on this account and other interest-bearing balances with People's amounted to $622,897 in 2001.

The components of cash (other than the segregated reserve account) and cash equivalents at December 31, 2001 are as follows:

| | | |
|---|---|---|
| Cash management account administered by People's | $ | 6,734,246 |
| Commercial paper | | 3,244,910 |
| Other deposit accounts, including $46,992 due from People's | | 228,213 |
| Total cash and cash equivalents | $ | 10,207,369 |



(Continued)

## (4) Securities Available for Sale

The following is a summary of securities available for sale at December 31, 2001:

| | | Amortized cost | Gross unrealized gains | Gross unrealized losses | Fair value |
|---|---|---|---|---|---|
| Corporate bonds | $ | 9,907,043 | 109,457 | — | 10,016,500 |
| Asset-backed securities | | 4,036,913 | 40,887 | — | 4,077,800 |
| Collateralized mortgage obligations | | 3,163,432 | 50,961 | — | 3,214,393 |
| Federal agency obligations | | 2,004,805 | 66,795 | — | 2,071,600 |
| Total | $ | 19,112,193 | 268,100 | — | 19,380,293 |

Accumulated other comprehensive income of $174,265 included in stockholder's equity at December 31, 2001 represents the unrealized gains of $268,100 on securities available for sale, less related deferred income taxes of $93,835.

## (5) Customer Transactions

In the normal course of business, the Company's activities involve the execution, settlement and financing of various customer securities transactions. These customer activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, collateralized by cash equivalents and securities in the customers' accounts. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory requirements and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Customer receivables and payables include amounts due on cash and margin transactions and are generally interest bearing. Interest rates on receivables are set at between 0.5% and 1.5% over the broker call money rate. Interest rates on payables are set slightly below People's money market rate. Receivables are generally collateralized by diversified portfolios of customer-owned margin securities that are not reflected in the Company's financial statements.



(Continued)

## (6) Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. As permitted by Rule 15c3-1, the Company has elected to compute its net capital requirement at December 31, 2001 using the alternative method. This method requires the maintenance of minimum net capital, as defined, equal to the greater of (i) $250,000 or (ii) 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2001, the Company had net capital of $28,956,306 which was approximately 101% of aggregate debit balances and $28,382,497 in excess of its required net capital.

**Schedule 1**

**PEOPLE'S SECURITIES, INC.**

(a wholly-owned subsidiary of People's Bank)

Computation of Net Capital Under Rule 15c3-1

December 31, 2001

| | | |
|---|---|---|
| Net capital, as defined: | | |
| Total stockholder's equity | $ | 30,825,356 |
| Less unsecured customer receivables and other non-allowable assets | | (261,637) |
| Net capital before haircuts on securities positions | | 30,563,719 |
| Haircuts on securities positions (computed, where applicable, pursuant to Rule 15c3-1(f)) | | (1,607,413) |
| Net capital, as defined | | 28,956,306 |
| Computation of alternative net capital requirement: | | |
| The greater of (i) \$250,000 or (ii) \$573,809, representing 2% of aggregate debit items of \$28,690,433 as shown in the formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation | | (573,809) |
| Excess net capital | $ | 28,382,497 |
| Net capital in excess of: | | |
| 4% of aggregate debit items | $ | 27,808,689 |
| 5% of aggregate debit items | | 27,521,784 |

Note:

There is no material difference between the above computation and the Company's calculation which was included in Part II of Form X-17a-5 as of December 31, 2001.

**PEOPLE'S SECURITIES, INC.**
(a wholly-owned subsidiary of People's Bank)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3

December 31, 2001

| | | |
|---|---|---|
| Credit balances: | | |
| Free credit balances and other credit balances in customers' security accounts | $ | 33,502,169 |
| Other | | 20,916 |
| Total credit balances | $ | 33,523,085 |
| Debit balances: | | |
| Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3 | $ | 26,481,389 |
| Receivables from broker and clearing organization | | 2,209,044 |
| Total debit balances | | 28,690,433 |
| Less 3% of aggregate debit items | | (860,713) |
| Total debit balances, net | $ | 27,829,720 |
| Reserve computation: | | |
| Excess of total credits over total debits | $ | 5,693,365 |
| Amount held on deposit in reserve bank account at December 31, 2001 | | 7,311,478 |
| Excess per this computation | $ | 1,618,113 |

Note:

There is no material difference between the above computation and the Company's calculation which was included in Part II of Form X-17a-5 as of December 31, 2001.

Schedule 3

**PEOPLE'S SECURITIES, INC.**
(a wholly-owned subsidiary of People's Bank)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3

December 31, 2001

| | | |
|---|---|---|
| 1. | Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce date to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3 | $ — |
| | Number of items | — |
| 2. | Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 | $ — |
| | Number of items | — |